Nintendo
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 25, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Overview of First Quarter Financial Results for the Fiscal Year

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dw 7/27

CONSOLIDATED FINANCIAL HIGHLIGHTS

July 24, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

1. Consolidated Results for the Three Months Ended June 2005 and 2006, and Year Ended March 2006

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Three months ended Jun. 30, '06	130,919	85.2	28,802	667.1	32,670	52.8	15,551	10.2
Three months ended Jun. 30, '05	70,684	(14.0)	3,754	(78.5)	21,386	(41.4)	14,115	(37.6)
Year ended Mar. 31, '06	509,249		90,349		160,759		98,378	

	Net income per share
	yen
Three months ended Jun. 30, '06	121.58
Three months ended Jun. 30, '05	108.52
Year ended Mar. 31, '06	762.28

[Note] Percentage for net sales, operating income etc. show increase (decrease) from previous year's first quarter.

In the electronic entertainment division, for the three month period ended June 30, 2006, "Nintendo DS Lite" (a handheld gaming device) enjoyed strong sales following its March launch in Japan. Sales of the product were strong in overseas markets as well, following its June release. Software title, "New Super Mario Bros.," sold a total of 3.82 million units on a worldwide basis and "Touch! Generations" titles such as "Brain Age: Train Your Brain in Minutes a Day!" also had favorable performance in sales.

Sales of both hardware and software in the console business declined compared to figures for the last first quarter.

As a result, net sales were 130.9 billion yen, operating income was 28.8 billion yen, income before income taxes and extraordinary items was 32.6 billion yen, net income was 15.5 billion yen, respectively.

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Jun. 30, '06	1,131,639	945,978	83.6	7,395.53
As of Jun. 30, '05	1,047,917	911,286	87.0	7,005.76
As of Mar. 31, '06	1,160,703	974,091	83.9	7,613.79

【Consolidated cash flows】

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - Ending
	million yen	million yen	million yen	million yen
Three months ended Jun. 30, '06	(25,482)	65,127	(36,863)	617,056
Three months ended Jun. 30, '05	(66,600)	(13,356)	(23,200)	703,496
Year ended Mar. 31, '06	46,382	(208,807)	(60,166)	617,139

During the three month period ended June 30, 2006, total assets decreased by 29.0 billion yen compared to the previous fiscal year-end primarily due to the decrease in cash and deposits resulting from the payment of income taxes and cash dividends.

As for consolidated cash flows, net cash from operating activities decreased by 25.4 billion yen mainly due to the payment of income taxes of 43.2 billion yen while income before income taxes and minority interests resulted in 32.5 billion yen. Net cash from investing activities increased by 65.1 billion yen primarily due to a large amount of proceeds from time deposits. Net cash from financing activities decreased by 36.8 billion yen primarily due to the payment of cash dividends. As a result, net cash and cash equivalents during the three month period ended June 30, 2006 decreased slightly to 617.0 billion yen versus the beginning of the reporting period.

2. Financial Forecast Modifications

(1) Consolidated financial forecast modification

① Forecast of consolidated results for the six months ending September 2006 (April 1, 2006 - September 30, 2006)

	Net Sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on May 25, 2006	million yen 220,000	million yen 25,000	million yen 15,000
Modified forecast (B)	250,000	50,000	27,000
Net increase/decrease (B-A)	30,000	25,000	12,000
Net increase/decrease percentage	13.6 %	100.0 %	80.0 %
Six months ended Sept. 30, 2005	176,364	56,824	36,625

② Forecast of consolidated results for the fiscal year ending March 2007 (April 1, 2006 - March 31, 2007)

	Net Sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on May 25, 2006	million yen 600,000	million yen 110,000	million yen 65,000
Modified forecast (B)	640,000	145,000	83,000
Net increase/decrease (B-A)	40,000	35,000	18,000
Net increase/decrease percentage	6.7 %	31.8 %	27.7 %
Year ended Mar. 31, 2006	509,249	160,759	98,378

Estimated annual earnings per share: 648.88 yen

(2) Non-consolidated financial forecast modification

① Forecast of non-consolidated results for the six months ending September 2006 (April 1, 2006 - September 30, 2006)

	Net Sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on May 25, 2006	million yen 200,000	million yen 23,000	million yen 14,000
Modified forecast (B)	220,000	45,000	10,000
Net increase/decrease (B-A)	20,000	22,000	(4,000)
Net increase/decrease percentage	10.0 %	95.7 %	(28.6) %
Six months ended Sept. 30, 2005	179,919	61,651	39,607

② Forecast of non-consolidated results for the fiscal year ending March 2007 (April 1, 2006 - March 31, 2007)

	Net Sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on May 25, 2006	million yen 500,000	million yen 85,000	million yen 50,000
Modified forecast (B)	530,000	115,000	52,000
Net increase/decrease (B-A)	30,000	30,000	2,000
Net increase/decrease percentage	6.0 %	35.3 %	4.0 %
Year ended Mar. 31, 2006	411,770	149,439	91,585

Estimated annual earnings per share: 406.53 yen

【Reason for modification】

Nintendo Co., Ltd. ("the Company") applied the Advance Pricing Agreement (APA) with regard to taxation between the Company and its U.S. based subsidiary from fiscal year ended March 1999 to fiscal year ended March 2003. Based on actual results for the five year period, the Japanese and U.S. tax authorities have officially notified the Company of a reallocation of income between Japan and the U.S. The Company has decided to reflect this adjustment in its forecast. There is no impact on net sales, and income before income taxes and extraordinary items on either consolidated or non-consolidated basis due to this event.

The tax payable in Japan of approximately 17 billion yen will exceed the approximately 14 billion yen of tax refund in the U.S. due to tax rate differences in Japan and the U.S. For the consolidated forecast, the difference of three billion yen is reflected as prior-year income taxes. For the non-consolidated forecast, the approximate amount of 17 billion yen is reflected as prior-year income taxes.

The Company has reviewed its forecast of sales units particularly due to stronger than anticipated sales of Nintendo DS hardware and software on a worldwide basis. Additionally, taking current movements of the foreign exchange rates into account, changes have been made in estimated exchange rates from 110.00 yen to 115.00 yen a dollar and from 140.00 yen to 143.00 yen a euro for the forecast. As a result, consolidated net sales increase by 30 billion yen for the first half of the year and by 40 billion yen for the fiscal year. Income before income taxes and extraordinary items increases by 25 billion yen for the first six month period and by 35 billion yen for the full year due to modifications of sales forecast and estimated foreign exchange rates. For net income forecast, increases of 12 billion yen for the first half through September and of 18 billion yen for the full year are due in part to the impact of the APA matter described above.

Due to the same reasons, non-consolidated basis forecast is modified as well. Net sales increase for the first half of the year by 20 billion yen and by 30 billion yen for the fiscal year. Income before income taxes and extraordinary items increases by 22 billion yen for the first six month period and by 30 billion yen for the full year. Net income decreases by four billion yen for the first half through September and increases by two billion yen for the full year.

With regard to cash dividends, consolidated operating income forecast will be 125 billion yen and consolidated net income forecast will be 83 billion yen due to the modification written above. The annual cash dividend per share will be 330 yen (70 yen at six month period end and 260 yen at fiscal year-end) if the Company achieves the modified forecast for the fiscal year ending March 31, 2007.

※ Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

1. Summary of Consolidated Balance Sheets

million yen, %

Description	As of June 30, 2006	As of March 31, 2006	Increase (Decrease)		As of June 30, 2005
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	748,265	812,064	(63,798)		742,917
Notes and trade accounts receivable	69,127	43,826	25,301		32,156
Inventories	38,489	30,835	7,654		63,286
Other current assets	122,747	133,518	(10,771)		75,150
Allowance for doubtful accounts	(1,587)	(1,514)	(73)		(1,838)
Total current assets	**977,042**	**1,018,730**	**(41,688)**	**(4.1)**	**911,671**
II Fixed assets					
Total fixed assets	**154,597**	**141,972**	**12,624**	**8.9**	**136,245**
Total assets	**1,131,639**	**1,160,703**	**(29,063)**	**(2.5)**	**1,047,917**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	99,001	83,817	15,183		76,781
Accrued income taxes	24,397	53,040	(28,642)		13,400
Other current liabilities	57,620	45,416	12,203		42,205
Total current liabilities	**181,019**	**182,274**	**(1,255)**	**(0.7)**	**132,388**
II Non-current liabilities					
Total non-current liabilities	**4,641**	**4,161**	**480**	**11.5**	**4,031**
Total liabilities	**185,660**	**186,435**	**(774)**	**(0.4)**	**136,420**
(Minority interests)					
Minority interests	-	**176**	-	-	**211**
(Shareholders' equity)					
I Common stock	-	**10,065**	-	-	**10,065**
II Additional paid-in capital	-	**11,585**	-	-	**11,584**
III Retained earnings	-	**1,096,073**	-	-	**1,020,765**
IV Unrealized gains on other securities	-	**10,717**	-	-	**7,293**
V Translation adjustments	-	**762**	-	-	**(8,516)**
VI Treasury stock, at cost	-	**(155,112)**	-	-	**(129,906)**
Total shareholders' equity	-	**974,091**	-	-	**911,286**
Total liabilities, minority interests, and shareholders' equity	-	**1,160,703**	-	-	**1,047,917**
(Net assets)					
I Owners' equity					
Common stock	10,065	-	-	-	-
Additional paid-in capital	11,585	-	-	-	-
Retained earnings	1,070,507	-	-	-	-
Treasury stock, at cost	(155,145)	-	-	-	-
Total owners' equity	**937,012**	-	-	-	-
II Valuation and translation adjustments					
Unrealized gains on other securities	9,105	-	-	-	-
Translation adjustments	(305)	-	-	-	-
Total valuation and translation adjustments	**8,800**	-	-	-	-
III Minority interests	**165**	-	-	-	-
Total net assets	**945,978**	-	-	-	-
Total liabilities and net assets	**1,131,639**	-	-	-	-

2. Summary of Consolidated Statements of Income

million yen, %

Description	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	%	Amount
I Net sales	130,919	70,684	60,235	85.2	509,249
II Cost of sales	67,876	41,842	26,034		294,133
Gross margin	**63,043**	**28,842**	**34,201**	**118.6**	**215,115**
III Selling, general, and administrative expenses	34,241	25,087	9,153		124,766
Operating income	**28,802**	**3,754**	**25,047**	**667.1**	**90,349**
IV Other income	7,708	17,724	(10,015)		70,897
Foreign exchange gain	-	11,405	(11,405)		45,515
Other	7,708	6,318	1,390		25,381
V Other expenses	3,840	92	3,748		487
Foreign exchange loss	3,462	-	3,462		-
Other	377	92	285		487
Income before income taxes and extraordinary items	**32,670**	**21,386**	**11,284**	**52.8**	**160,759**
VI Extraordinary gains	6	1,978	(1,972)		7,360
VII Extraordinary losses	123	1	121		1,648
Income before income taxes and minority interests	**32,553**	**23,363**	**9,190**	**39.3**	**166,470**
Income taxes	17,012	9,258	7,753		68,138
Minority interests	(10)	(10)	0		(46)
Net income	**15,551**	**14,115**	**1,436**	**10.2**	**98,378**

3. Summary of Consolidated Statements of Cash Flows

million yen

Description	Three months ended June 30, 2006 Amount	Three months ended June 30, 2005 Amount	Year ended March 31, 2006 Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	32,553	23,363	166,470
Foreign exchange loss (gain)	3,112	(14,541)	(46,577)
Decrease (increase) in notes and trade accounts receivable	(24,392)	18,568	9,140
Decrease (increase) in inventories	(7,776)	(12,916)	21,554
Increase (decrease) in notes and trade accounts payable	7,803	(32,064)	(28,679)
Other, net	(39)	(10,596)	(23,909)
Sub-total	11,260	(28,186)	97,999
Income taxes paid	(43,296)	(44,165)	(74,853)
Other, net	6,552	5,750	23,236
Net cash provided by (used in) operating activities	**(25,482)**	**(66,600)**	**46,382**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	81,762	(1,272)	(202,461)
Proceeds from sale or redemption (payment for acquisition) of marketable securities	3,198	724	(8,445)
Proceeds from (payment for) investments in securities	(19,495)	(1,075)	4,767
Other, net	(338)	(11,732)	(2,666)
Net cash provided by (used in) investing activities	**65,127**	**(13,356)**	**(208,807)**
III Cash flows from financing activities			
Cash dividends paid	(36,833)	(23,190)	(34,943)
Other, net	(30)	(10)	(25,223)
Net cash provided by (used in) financing activities	**(36,863)**	**(23,200)**	**(60,166)**
IV Effect of exchange rate changes on cash and cash equivalents	**(2,864)**	**13,927**	**47,003**
V Net increase (decrease) of cash and cash equivalents	**(83)**	**(89,230)**	**(175,587)**
VI Cash and cash equivalents - Beginning	**617,139**	**792,727**	**792,727**
VII Cash and cash equivalents - Ending	**617,056**	**703,496**	**617,139**

Supplementary Information

1. Consolidated Sales Information

million yen

Business category	Main products	Three months ended June 30, 2006	Three months ended June 30, 2005
Electronic entertainment products	Hardware	72,690	35,888
	Software	57,782	34,321
	Sub-total	130,472	70,209
Other	Playing cards, Karuta, etc.	447	474
Total		130,919	70,684

2. Consolidated Sales Units and Number of New Titles

sales units in ten thousands
number of new titles released

			Three months Apr.-Jun. '06	Three months Apr.-Jun. '05	Life-to-date Jun. '06	Forecast Apr. '06-Mar. '07
Game Boy Advance	Hardware	Japan	6	-	1,660	
		The Americas	35	-	3,845	
		Other	27	-	2,075	
		Total	68	98	7,581	250
of which Game Boy Advance SP		Japan	4	-	646	
		The Americas	35	-	2,130	
		Other	22	-	1,108	
		Total	61	97	3,884	
of which Game Boy Micro		Japan	2	-	59	
		The Americas	0	-	47	
		Other	1	-	80	
		Total	3	-	186	
	Software	Japan	88	-	7,070	
		The Americas	499	-	18,757	
		Other	236	-	7,769	
		Total	823	1,167	33,596	3,000
	New titles	Japan	5	16	775	
		The Americas	18	27	884	
		Other	30	41	825	
Nintendo DS	Hardware	Japan	234	-	924	
		The Americas	78	-	590	
		Other	142	-	613	
		Total	454	138	2,127	1,700 *1
of which Nintendo DS Lite		Japan	214	-	272	
		The Americas	68	-	68	
		Other	76	-	76	
		Total	358	-	415	
	Software	Japan	908	-	3,442	
		The Americas	438	-	2,521	
		Other	489	-	1,916	
		Total	1,835	532	7,879	7,500 *2
	New titles	Japan	40	22	213	
		The Americas	20	12	135	
		Other	25	12	125	
Nintendo GameCube	Hardware	Japan	1	-	401	
		The Americas	10	-	1,227	
		Other	4	-	472	
		Total	15	26	2,100	-
	Software	Japan	16	-	2,713	
		The Americas	295	-	12,460	
		Other	40	-	4,087	
		Total	352	431	19,260	1,500
	New titles	Japan	4	6	272	
		The Americas	9	7	518	
		Other	9	8	433	
Wii	Hardware		-	-	-	600
	Software		-	-	-	1,700

[Note] New titles-Other consist of new titles released in the European and Australian markets

*1: Previous forecast announced on May 25, 2006: 16 million units

*2: Previous forecast announced on May 25, 2006: 70 million units

3. Balance of Assets in Major Foreign Currencies without Exchange Contract (Non-Consolidated)

million U.S. dollars/euros

		Ending balance as of June 30, '06	Ave. exchange rate Apr.-Jun. '06	Exchange Rate as of June 30, '06	Est. exchange rate as of Mar 31, '07
US$	Cash and deposits	3,015	US$1.00=	US$1.00=	US$1.00=
	Accounts receivable	190	114.50	115.24	115.00
EUR	Cash and deposits	928	EUR1.00=	EUR1.00=	EUR1.00=
	Accounts receivable	219	143.78	146.00	143.00

4. Launch Dates of Primary NINTENDO Products by Region (April 1, 2006 - June 30, 2006)

		Game Boy Advance		Nintendo DS		Nintendo GameCube	
Region	Category	Title	Launch date	Title	Launch date	Title	Launch date
Japan	(Hardware)						
	(Software)	Eyeshield 21 DEVILBATS DEVILDAYS	2006/4/6	Densetsu no Stafy 4	2006/4/13	Odama	2006/4/13
		Earthbound 3	2006/4/20	Kanji Sonomama DS Rakubiki Jiten	2006/4/13		
		Karuchobit	2006/5/18	Tabi no Yubisashi KaiwachoDS DS series1 Thai	2006/4/20		
				Tabi no Yubisashi KaiwachoDS DS series2 China	2006/4/20		
				Tabi no Yubisashi KaiwachoDS DS series3 Korea	2006/4/20		
				Tabi no Yubisashi KaiwachoDS DS series4 America	2006/4/27		
				Tabi no Yubisashi KaiwachoDS DS series5 Germany	2006/4/27		
				Tetris DS	2006/4/27		
				New Super Mario Bros.	2006/5/25		
				Mawashite Tsunageru Touch Panic	2006/5/25		
				Metroid Prime Hunters	2006/6/1		
				Magical Starsign	2006/6/22		
U.S.A.	(Hardware)			Nintendo DS Lite	2006/6/11		
	(Software)			Brain Age: Train Your Brain in Minutes a Day!	2006/4/17	Odama	2006/4/10
				New Super Mario Bros.	2006/5/15		
				Big Brain Academy	2006/6/5		
				Magnetica	2006/6/5		
				Sudoku Gridmaster	2006/6/26		
Europe	(Hardware)			Nintendo DS Lite	2006/6/23		
	(Software)	Polarium Advance	2006/4/7	Tetris DS	2006/4/21	Chibi-Robo!	2006/5/26
		Final Fantasy IV Advance	2006/6/2	Trauma Center: Under the Knife	2006/4/28		
				Pokémon Link!	2006/5/5		
				Metroid Prime Hunters	2006/5/5		
				Super Princess Peach	2006/5/26		
				Dr. Kawashima's Brain Training: How Old Is Your Brain?	2006/6/6		
				Nintendogs Dalmatian&Friends	2006/6/16		
				New Super Mario Bros.	2006/6/30		

[Note] Launch dates may be different within the U.S. and European regions depending on territories or countries.